Capital Product Partners L.P.

3, Iassonos Street

Piraeus, Athens, 18537 Greece

March 27, 2007

VIA FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.,
Washington, DC 20549

Re:                   Capital Product Partners L.P.
Acceleration Request for Registration Statement on Form F-1 (File No. 333-141422)

Dear Ms. Yuna Peng:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Capital Product Partners L.P. (the “Registrant”) hereby respectfully requests that the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be declared effective at 3:00 p.m., Eastern time, on March 29, 2007, or as soon thereafter as is practicable.

In addition, the Registrant represents to the Securities and Exchange Commission (“the Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

As soon as the Commission has declared such Registration Statement effective, please call Sandra Wittmann at Cravath, Swaine & Moore LLP at +44-20-7453-1073, fax +44-20-7860-1150 and then send written confirmation to the addresses listed on the cover of the Registration Statement.

Sincerely,

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis

	Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

[Letterhead of Merrill Lynch, Pierce, Fenner & Smith Incorporated]

March 27, 2007

Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549

Re:   Capital Product Partners L.P.

 Registration Statement No. 333-141422

Gentlemen:

On behalf of the underwriters, we hereby join the company in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. EDT on March 29, 2007, or as soon thereafter as possible, pursuant to Rule 430A.

The Underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the Preliminary Prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as Representatives, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing, please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated March 19, 2007.

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	17,100
Dealers	3
Individuals & Corporations	1,696
MLPF&S Inc. Branch Offices	4,928
TOTAL	23,748

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
UBS SECURITIES LLC
BEAR, STEARNS & CO. INC.
WACHOVIA CAPITAL MARKETS, LLC
RAYMOND JAMES & ASSOCIATES, INC.
STIFEL, NICOLAUS & COMPANY, INCORPORATED
FORTIS SECURITIES LLC
As Representatives

BY: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Hugh H. Haynes
Hugh H. Haynes
Authorized Signatory